

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Via facsimile
Mr. Matthew McCann
Chief Executive Officer
TransAtlantic Petroleum Ltd.
5910 N. Central Expressway, Suite 1755
Dallas, TX 75206

Re: **TransAtlantic Petroleum Ltd.**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 31, 2010
        File No. 0-31643

Dear Mr. McCann:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant